SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 4)

Noah Holdings Limited

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

65487X102*

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* This CUSIP number applies to the Issuer’s American depositary shares, two of which represent one Ordinary Share.

(Continued on following pages)

Page 1 of 12 Pages

CUSIP No. 65487X102	Schedule 13G	Page 2 of 11

1	Name of reporting person SEQUOIA CAPITAL CHINA I, L.P. (“SCC I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,772,100
	7	Sole dispositive power 0
	8	Shared dispositive power 1,772,100
9	Aggregate amount beneficially owned by each reporting person 1,772,100
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 6.0%[1]
12	Type of reporting person PN

[1]	Based on a total of 29,518,533 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 21, 2017.

CUSIP No. 65487X102	Schedule 13G	Page 3 of 11

1	Name of reporting person SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P. (“SCC PTRS I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 203,625
	7	Sole dispositive power 0
	8	Shared dispositive power 203,625
9	Aggregate amount beneficially owned by each reporting person 203,625
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.7%[1]
12	Type of reporting person PN

[1]	Based on a total of 29,518,533 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 21, 2017.

CUSIP No. 65487X102	Schedule 13G	Page 4 of 11

1	Name of reporting person SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P. (“SCC PRIN I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 274,275
	7	Sole dispositive power 0
	8	Shared dispositive power 274,275
9	Aggregate amount beneficially owned by each reporting person 274,275
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 0.9%[1]
12	Type of reporting person PN

[1]	Based on a total of 29,518,533 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 21, 2017.

CUSIP No. 65487X102	Schedule 13G	Page 5 of 11

1	Name of reporting person SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P. (“SCC MGMT I”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

	7	Sole dispositive power 0
8

Shared dispositive power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

9	Aggregate amount beneficially owned by each reporting person 2,250,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.6%[1]
12	Type of reporting person PN

[1]	Based on a total of 29,518,533 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 21, 2017.

CUSIP No. 65487X102	Schedule 13G	Page 6 of 11

1	Name of reporting person SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625 shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

	7	Sole dispositive power 0
8

Shared dispositive power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625 shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

9	Aggregate amount beneficially owned by each reporting person 2,250,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.6%[1]
12	Type of reporting person OO

[1]	Based on a total of 29,518,533 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 21, 2017.

CUSIP No. 65487X102	Schedule 13G	Page 7 of 11

1	Name of reporting person SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625 shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

	7	Sole dispositive power 0
8

Shared dispositive power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625 shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. SNP is the Director of, and wholly owns, SCC HOLD. SCC HOLD is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I.

9	Aggregate amount beneficially owned by each reporting person 2,250,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.6%[1]
12	Type of reporting person OO

[1]	Based on a total of 29,518,533 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 21, 2017.

CUSIP No. 65487X102	Schedule 13G	Page 8 of 11

1	Name of reporting person NAN PENG SHEN (“NS”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	5	Sole voting power 376,809
6

Shared voting power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625 shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

	7	Sole dispositive power 376,809
8

Shared dispositive power

2,250,000 shares, of which 1,772,100 shares are directly held by SCC I, 203,625 shares are directly held by SCC PTRS I and 274,275 shares are directly held by SCC PRIN I. NS is the Director of SNP, which is the Director of SCC HOLD, which is the General Partner of SCC MGMT I, which is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCC HOLD is wholly owned by SNP, a company wholly owned by NS. NS disclaims beneficial ownership of all such shares except to the extent of his individual pecuniary interest therein.

9	Aggregate amount beneficially owned by each reporting person 2,626,809
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 8.9%[1]
12	Type of reporting person IN

[1]	Based on a total of 29,518,533 shares outstanding as of December 31, 2016, as reported in the Issuer’s 20-F filed with the Securities and Exchange Commission on April 21, 2017.

CUSIP No. 65487x102	Schedule 13G	Page 9 of 11 Pages

ITEM 1.

(a) Name of Issuer:	Noah Holdings Limited

(b) Address of Issuer’s Principal Executive Offices:
No. 1687 Changyang Road, Changyang Valley, Building 2
Shanghai 200090
People’s Republic of China

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

Sequoia Capital China Management I, L.P.

SC China Holding Limited

SNP China Enterprises Limited

Nan Peng Shen

SCC MGMT I is the General Partner of each of SCC I, SCC PTRS I and SCC PRIN I. SCC HOLD is the General Partner of SCC MGMT I. SNP is the Director of, and wholly owns, SCC HOLD. NS is the Director of, and wholly owns SNP.

(b)	Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c)	Citizenship:

SCC MGMT I, SCC I, SCC PTRS I, SCC PRIN I, SCC HOLD: Cayman Islands

SNP: British Virgin Islands

NS: Hong Kong SAR

(d)	Title of Class of Securities:	Ordinary Shares

(e)	CUSIP Number:	65487X102

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

CUSIP No. 65487x102	Schedule 13G	Page 10 of 11 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 65487x102	Schedule 13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Sequoia Capital China I, L.P.
Sequoia Capital China Partners Fund I, L.P.
Sequoia Capital China Principals Fund I, L.P.

By:	Sequoia Capital China Management I, L.P.
General Partner of each

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

Sequoia Capital China Management I, L.P.

By:	SC China Holding Limited
its General Partner

By:	/s/ Nan Peng Shen
Nan Peng Shen

SC China Holding Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Nan Peng Shen, Owner and Director

/s/ Nan Peng Shen
Nan Peng Shen